UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

TARO PROVIDES RESULTS FOR YEAR ENDED MARCH 31, 2023

Hawthorne, NY, May 23, 2023 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the quarter and year ended March 31, 2023.

Quarter ended March 31, 2023* Highlights ─ compared to March 31, 2022

•
Net sales of $146.6 million increased $3.3 million, or 2.3%.
•
Gross profit of $75.7 million (51.6% of net sales) compared to $77.3 million (54.0% of net sales).
•
Research and development (R&D) expenses of $16.3 million increased $1.4 million.
•
Selling, marketing, general and administrative expenses (SG&A) of $50.1 million increased $9.0 million.
•
Operating income of $9.3 million compared to operating income of $21.3 million.
•
Interest and other financial income of $8.0 million increased $7.4 million.
•
Foreign Exchange (FX) expense of $0.5 million compared to FX income of $2.5 million ─ an unfavorable impact of $3.0 million.
•
Tax expense of $11.0 million compared to a tax benefit of $2.4 million ─ an unfavorable impact of $13.4 million.
•
Net income attributable to Taro was $6.9 million compared to net income of $27.4 million, resulting in earnings per share of $0.18 compared to earnings per share of $0.73.

Year ended March 31, 2023* Highlights ─ compared to March 31, 2022

•
Net sales of $573.0 million increased $11.6 million.
•
Gross profit of $268.3 million (46.8% of net sales compared to 52.2%) decreased $24.8 million.
•
R&D expenses of $52.2 million decreased $2.3 million.
•
SG&A of $198.4 million increased $84.7 million.
•
In the prior year, settlements and loss contingencies of $61.4 million consisted of a $60.0 million legal contingency related to ongoing multi-jurisdiction civil antitrust matters and $1.4 million related to the global resolution with the Department of Justice (“DOJ”) in connection with its investigations into the U.S. generic pharmaceutical industry.
•
Operating income of $17.7 million compared to $63.5 million. Excluding the $61.4 million impact from the settlement and loss contingencies charges in the prior year, operating income was $124.9 million.
•
Interest and other financial income of $20.9 million increased $12.7 million.
•
FX expense of $2.8 million compared to FX income of $2.0 million ─ an unfavorable impact of $4.8 million.
•
Tax expense of $12.8 million compared to tax expense of $19.6 million, a decrease of $6.8 million.
•
Net income attributable to Taro was $25.4 million compared to $58.3 million, resulting in earnings per share of $0.68 compared to earnings per share of $1.55. Excluding the impact from the settlement and loss contingencies charges in the prior year, net income was $126.4 million, resulting in diluted earnings per share of $3.36.

Cash Flow and Balance Sheet Highlights

•
Cash flow provided by operations for the year ended March 31, 2023 was $31.8 million compared to cash used in operations of $158.7 million for the year ended March 31, 2022. Excluding the impact from the settlement payments and settlement and loss contingencies charges impacting both periods, cash flow provided by operations was $99.0 million compared to $165.6 million for the year ended March 31, 2022.
•
As of March31, 2023, cash and cash equivalents, short-term bank deposits and marketable securities (both short- and long-term) was $1.3 billion in line with March 31, 2022; principally the result of settlement payments.

* The March 31, 2023 results include full-year results from the February 28, 2022 acquisition of Alchemee.

The Company cautions that the foregoing 2023 financial information is unaudited and is subject to change.

************************

About Taro

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT

The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements, and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company. The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2024. Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements are applicable only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share data)

	Quarter Ended		Twelve Months Ended
	March 31st		March 31st
	2023	2022	2023	2022
Sales, net	$146,587	$143,264	$572,952	$561,347
Cost of sales	70,879	65,919	304,629	268,212
Impairment	—	—	—	13
Gross profit	75,708	77,345	268,323	293,122

Operating Expenses:
Research and development	16,306	14,892	52,243	54,540
Selling, marketing, general and administrative	50,128	41,175	198,366	113,677
Settlements and loss contingencies	—	—	—	61,446
Operating income *	9,274	21,278	17,714	63,459

Financial (income) expense, net:
Interest and other financial income	(8,036)	(685)	(20,850)	(8,187)
Foreign exchange (income) expense	469	(2,541)	2,813	(1,986)
Other gain, net	1,059	512	2,462	4,226
Income before income taxes	17,900	25,016	38,213	77,858
Tax expense	10,987	(2,388)	12,768	19,592
Net income attributable to Taro *	$6,913	$27,404	$25,445	$58,266

Net income per ordinary share attributable to Taro:
Basic and Diluted *	$0.18	$0.73	$0.68	$1.55
Diluted	$0.18	$0.73	$0.68	$1.55

Weighted-average number of shares used to compute net income per share:
Basic and Diluted	37,584,891	37,584,891	37,584,891	37,641,087

May not foot due to rounding.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,	March 31,
	2023	2022
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$154,495	$251,134
Short-term bank deposits	119,980	47,586
Marketable securities	575,814	522,028
Accounts receivable and other:
Trade, net	202,260	246,973
Other receivables and prepaid expenses	57,210	59,726
Inventories	226,669	210,439
TOTAL CURRENT ASSETS	1,336,428	1,337,886
Marketable securities	404,896	435,189
Property, plant and equipment, net	190,139	199,692
Deferred income taxes	103,672	124,882
Goodwill	17,231	11,820
Other assets	83,147	66,892
TOTAL ASSETS	$2,135,513	$2,176,361

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$68,485	$68,232
Other current liabilities	317,064	363,887
TOTAL CURRENT LIABILITIES	385,549	432,119
Deferred taxes and other long-term liabilities	19,106	32,799
TOTAL LIABILITIES	404,655	464,918

Taro shareholders' equity	1,730,858	1,711,443
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,135,513	$2,176,361

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Twelve Months Ended March 31,
	2023	2022
	(unaudited)	(audited)
Cash flows from operating activities:
Net income	$25,445	$58,266
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	32,127	25,915
Impairment of long-lived assets	—	13
Realized losss on sale of long-lived assets	136	689
Change in derivative instruments, net	(24)	(631)
Adjustments to Opening Balance-Sheet (PPA)	(15,292)	—
Effect of change in exchange rate on marketable securities and bank deposits	2,291	(449)
Deferred income taxes, net	16,802	23,200
Increase (decrease) in trade receivables, net	37,482	(6,229)
Increase in inventories, net	(16,922)	(2,082)
Increase (decrease) in other receivables, income tax receivables, prepaid expenses and other	2,240	(5,451)
Decrease in trade, income tax, accrued expenses and other payables	(60,707)	(265,278)
Expense from amortization of marketable securities bonds, net	8,172	13,339
Net cash provided by (used in) operating activities	31,750	(158,698)

Cash flows from investing activities:
Purchase of plant, property & equipment, net	(17,553)	(11,796)
Acquisition, net of cash acquired	—	(91,872)
Investment in other intangible assets	(294)	(243)
Investment in short-term bank deposits, net	(72,394)	(47,586)
Proceeds from (investment in) marketable securities, net	(33,315)	(19,084)
Investment in other investments	(2,000)	—
Net cash used in investing activities	(125,556)	(170,581)

Cash flows from financing activities:
Purchase of treasury stock	—	(24,934)
Net cash used in financing activities	—	(24,934)

Effect of exchange rate changes on cash and cash equivalents	(2,833)	170
Decrease in cash and cash equivalents	(96,639)	(354,043)
Cash and cash equivalents at beginning of period	251,134	605,177
Cash and cash equivalents at end of period	$154,495	$251,134

Cash Paid during the year for:
Income taxes	$4,175	$7,753
Cash Received during the year for:
Income taxes	$14,156	$2,351
Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$1,242	$1,468
Non-cash financing transactions:
Purchase of intangible assets	$—	$—
Purchase of treasury stock	$—	$—
Purchase of marketable securities, net	$3,038	$3,890
Sale of marketable securities	$(314)	$21

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2023

TARO PHARMACEUTICAL INDUSTRIES LTD.

By: /s/ Uday Baldota

Name: Uday Baldota

Title: Chief Executive Officer and Director